UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Exchange Agreements

On May 27, 2026, GMEX Robotics Corporation, a British Virgin Islands company (the “Company”), entered into an Exchange Agreement (the “Exchange Agreement”) with an institutional investor who is the holder of its Series C Senior Secured Convertible Note issued on November 7, 2025 (the “Notes”) pursuant to a Securities Purchase Agreement, dated as of November 6, 2025, between the Company and the Holder (the “SPA”). The Exchange Agreement provides, among other things, for the Holder to exchange (the “Exchange”) the remaining balance of the Notes for a new series of senior secured convertible notes of the Company (the “Series D Notes”). The terms of the Series D Notes were substantially similar to the Series C Notes subject to certain changes in the pricing contained in the Series C Notes. As provided for in the Series D Note, the Company may from time to time voluntarily adjust the conversion price of the Series D Note to optimize cash flows and the capital structure.

The Exchange was consummated upon execution of the Exchange Agreement. The Exchange Agreement contains customary representations, warranties and agreements of the Company and the Holder. The Exchange is being conducted in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

The foregoing descriptions of each of the Exchange Agreement and the Series D Notes described herein do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits to this report and are incorporated herein by reference.

Exhibit No.	Description
3.1	Form of Exchange Agreement
99.1	Form of Series D Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026	GMEX ROBOTICS CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)